Exhibit 4.25

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT is made as of this 28th day of November, 2011, by and among AQUA PENNSYLVANIA, INC., a Pennsylvania corporation (“Borrower”), the several banks which are parties to this Agreement (each a “Bank” and collectively, “Banks”) and PNC BANK, NATIONAL ASSOCIATION in its capacity as agent for Banks (in such capacity, “Agent”).

BACKGROUND

A. Borrower, Agent and certain Banks are parties to a Credit Agreement, dated as of November 30, 2010 (the “Credit Agreement”), pursuant to which those Banks agreed to make revolving credit loans to Borrower in an aggregate outstanding amount of up to $100,000,000 (the “Loans”). The Loans are evidenced by Borrower’s Revolving Credit Notes in the aggregate principal face amount of $100,000,000 (the “Notes”).

B. Borrower, Agent and Banks desire to change the Commitments of certain Banks, add The Huntington National Bank (“Huntington”) as an additional Bank under the Credit Agreement, extend the Termination Date of the facility and modify certain other provisions of the Credit Agreement, all on the terms and subject to the conditions herein set forth.

NOW THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

AGREEMENT

1. Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Credit Agreement.

2. Amendments to Credit Agreement. Effective on November 28, 2011 (the “Effective Date”) the Credit Agreement is hereby amended as follows:

(a) The definitions of “Fee Letters,” “Governmental Authority” and “Termination Date” in Section 1.1 are hereby amended and restated to read in full as follows:

““Fee Letters”: collectively, the two letters from the Agent to the Borrower dated November 19, 2010 and the letter from the Agent to the Borrower dated October 24, 2011, in each case regarding certain fees payable by the Borrower.

“Governmental Authority”: shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government

(including any supra-national bodies such as the European Union or the European Central Bank) and any group or body charged with setting financial accounting or regulatory capital rules or standards (including, without limitation, the Financial Accounting Standards Board, the Bank for International Settlements or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing).

“Termination Date”: the earlier of (a) November 26, 2012 or any later date to which the Termination Date shall have been extended pursuant to subsection 2.8(d) hereof and (b) the date the Commitments are terminated as provided herein.”

(b) The following new definitions of “Change in Law”, “Excluded Taxes”, “FATCA”, “Foreign Bank”, “Law”, “Other Taxes” and “Taxes” are hereby added to Section 1.1 in the appropriate alphabetical order:

““Change in Law”: the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of Law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, interpretations or directives thereunder or issued in connection therewith (whether or not having the force of Law) and (y) all requests, rules, regulations, guidelines, interpretations or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities (whether or not having the force of Law), in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued, promulgated or implemented.

“Excluded Taxes”: has the meaning assigned to such term in subsection 2.12(a).

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Foreign Bank”: any Bank that is not created or organized under the Laws of the United States, any State thereof or the District of Columbia.

“Law”: any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, opinion, release, ruling, order, injunction, writ, decree, bond, judgment, authorization or approval, lien or award by or settlement agreement with any Governmental Authority.

“Other Taxes”: has the meaning assigned to such term in subsection 2.12(b).

“Taxes”: has the meaning assigned to such term in subsection 2.12(a).”

(c) Subsection 2.6(b) is hereby amended and restated to read in full as follows:

“(b) Subject to the provisions of Section 2.7, each Eurodollar Loan shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Eurodollar Rate for the Interest Period in effect for such Loan plus seventy (70) basis points (0.70%).”

(d) Section 2.11 is hereby amended and restated to read in full as follows:

“2.11 Requirements of Law. (a) In the event that any Change in Law shall:

(i) subject any Bank to any tax of any kind whatsoever with respect to this Agreement, any Note or Eurodollar Loan made by it, or change the basis of taxation of payments to such Bank in respect thereof (except for Taxes or Other Taxes covered by Section 2.12 and the imposition of, or any change in the rate of, any Excluded Tax payable by any Bank);

(ii) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Bank (except any reserve requirement reflected in the Eurodollar Rate); or

(iii) impose on any Bank or the London interbank market any other condition, cost or expense affecting this Agreement or any Eurodollar Loan made by such Bank;

and the result of any of the foregoing shall be to increase the cost to such Bank of making, converting to, continuing or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Bank, or to reduce the amount of any sum received or receivable by such Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Bank, the Borrower will pay to such Bank, such additional amount or amounts as will compensate such Bank, for such additional costs incurred or reduction suffered; provided, that the Borrower shall not be liable for any such amounts incurred or suffered by such Bank more than 180 days prior to the date of such Bank’s notification to the Borrower. If any Bank becomes entitled to claim any additional amounts pursuant to this subsection, it shall as promptly as practicable notify the Borrower, through the Agent, of the event by reason of which it has become so entitled. A certificate explaining and detailing any additional amounts payable pursuant to this subsection submitted by such Bank, through the Agent, to the Borrower shall be conclusive in the absence of clearly demonstrable error. If any such amount paid by the Borrower to such Bank is subsequently determined not to have been due and is refunded to such Bank, such Bank will reimburse the Borrower for amounts paid in respect of such refunded amount. This covenant shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable hereunder.

(b) If any Bank determines that any Change in Law affecting such Bank or any lending office of such Bank or such Bank’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Bank’s capital or on the capital of such Bank’s holding company, if any, as a consequence of this Agreement, the Commitment of such Bank or the Loans made by, or participations in Swing Loans held by, such Bank, to a level below that which such Bank or such Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Bank’s policies and the policies of such Bank’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Bank, such additional amount or amounts as will compensate such Bank or such Bank’s holding company for any such reduction suffered. If any Bank becomes entitled to claim any additional amounts pursuant to this subsection, it shall as promptly as practicable notify the Borrower, through the Agent, of the event by reason of which it has become so entitled. A certificate explaining and detailing any additional amounts payable pursuant to this subsection submitted by such Bank, through the Agent, to the Borrower shall be conclusive in the absence of clearly demonstrable error. This covenant shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable hereunder.

(c) Each Bank agrees that it will use reasonable efforts in order to avoid or to minimize, as the case may be, the payment by the Borrower of any additional amount under subsections 2.11(a) and (b); provided, however, that no Bank shall be obligated to incur any expense, cost or other amount in connection with utilizing such reasonable efforts. Notwithstanding any other provision of this Section 2.11, no Bank shall apply the provisions of subsections 2.11(a) or (b) hereof with respect to the Borrower if it shall not at the time be the general policy or practice of the Bank exercising its rights hereunder to apply the provisions similar to those of this Section 2.11 to other borrowers in substantially similar circumstances under substantially comparable provisions of other credit agreements.”

(e) Section 2.12 is hereby amended and restated to read in full as follows:

“2.12 Taxes. (a) All payments made by the Borrower under this Agreement and the Notes shall be made free and clear of, and without deduction for any present or future taxes, levies, imposts, deductions, charges, or withholdings, and all liabilities with respect thereto, including any interest, additions to tax or penalties applicable thereto (other than Excluded Taxes) (all such non-excluded taxes, levies, imposts, duties, charges, fees, deductions and withholdings being hereinafter called “Taxes”). If the Borrower shall be required by Law to deduct any Taxes from or in respect of any sum payable hereunder or under any Note, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Agent and each Bank receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall timely pay the full amount deducted to the relevant tax authority or other authority in accordance with applicable Law. As used herein, the term “Excluded Taxes” shall mean, with respect to the Agent, any Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (i) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located or, in the case of any Bank, in which its applicable lending office is located, (ii) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located and (iii) in the case of a Foreign Bank, any withholding tax (including under FATCA) that is imposed on amounts payable to such Foreign Bank at the time such Foreign Bank becomes a party hereto (or designates a new lending office), except to the extent that such Foreign Bank (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.12.

(b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder, under the Notes or under any other Loan Document or from the execution, delivery, or registration of, or otherwise with respect to, this Agreement, any Note or any other Loan Document (hereinafter referred to as “Other Taxes”).

(c) The Borrower shall indemnify the Agent and each Bank for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this subsection) paid by the Agent or any Bank and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within 30 days from the date the Agent or a Bank makes written demand therefor accompanied by a certificate explaining and detailing any such Taxes or Other Taxes paid by the Agent or such Bank which shall be conclusive in the absence of demonstrable error.

(d) Within 30 days after the date of any payment of any Taxes or Other Taxes by the Borrower, if available, the Borrower shall furnish to the Agent and each Bank, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof.

(e) If as a result of a payment by the Borrower of Taxes or Other Taxes pursuant to subsections 2.12(a), (b) or (c) the Agent or a Bank receives a tax benefit or tax savings such as by receiving a credit against, refund of, or reduction in Taxes or Other Taxes which the Agent or such Bank would not have received but for the payment by the Borrower of such Taxes or Other Taxes, then the Agent or such Bank shall promptly pay to the Borrower the amount of such credit, refund, reduction or any other similar item. Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in subsections 2.12(a) through (d) shall survive the payment in full of principal and interest hereunder and under any instrument delivered hereunder.

(f) Each Foreign Bank agrees that it will deliver to the Borrower and the Agent on or prior to the Closing Date in the case of each initial Bank and on or prior to the effective date of the Assignment and Acceptance pursuant to which it becomes a Bank in the case of each other Bank and on or prior to the date on which any such form or certification expires or becomes obsolete, after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it pursuant to this subsection (f), and from time to time, if requested by the Borrower or the Agent, two completed originals of each of the following, as applicable; (A) Forms W-8ECI (claiming exemption from U.S. withholding tax because the income is effectively connected with a U.S. trade or business), W-8BEN (claiming exemption from, or a reduction of, U.S. withholding tax under an income tax treaty) and/or W-8IMY (together with appropriate forms, certifications and supporting statements) or any successor forms, (B) in the case of a Foreign Bank claiming exemption under Sections 871(h) or 881(c) of the Code, Form W-8BEN (claiming exemption from U.S. withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to the Borrower and the Agent. Such Bank shall certify, in the case of a Form W-8ECI, W-8BEN or W-8IMY, that it is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes. If a payment made to a Foreign Bank would be subject to U.S. Federal withholding tax imposed by FATCA if such Bank were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Bank shall deliver to the Borrower and the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent, such documentation prescribed by applicable law (including any notice described in Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower or the Agent, as the case may be, to comply with their obligations under FATCA, to determine whether such Bank has or has not complied with such Bank’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. If any form provided by a Foreign Bank at the time such Bank first becomes a party to this Agreement indicates a United States interest withholding rate in excess of zero, withholding tax at such rate shall be considered excluded from “Taxes” as defined in subsection 2.12(a). Each Bank shall deliver to the Borrower and the Agent, with respect to Taxes imposed by any Governmental Authority other than the United States of America, similar forms, if available (or the information that would be contained in similar forms if such forms were available), to the forms which are required to be provided under this subsection with respect to Taxes of the United States of America.

(g) Notwithstanding the foregoing subsections 2.12(a) through (e), the Borrower shall not be required to pay any additional amounts to any Bank in respect of United States withholding or backup withholding tax pursuant to such subsections if (i) the obligation to pay such additional amounts would not have arisen but for a failure by such Bank to comply with the requirements of subsection 2.12(f) (other than by reason of a change in Law) or (ii) such Bank shall not have furnished the Borrower with such forms and documentation described in subsection 2.12(f) and shall not have taken such other steps as reasonably may be available to it under applicable tax laws and any applicable tax treaty or convention to obtain an exemption from, or reduction (to the lowest applicable rate) of, such United States withholding tax.”

(f) Section 2.13 is hereby amended by adding the following additional sentence at the end thereof:

“For the purpose of calculation of all amounts payable to a Bank under this Section, each Bank shall be deemed to have actually funded its relevant Eurodollar Loan or Swing Line Loan through the purchase of a deposit bearing interest at the Eurodollar Rate or the applicable rate on such Swing Line Loan, as the case may be, in an amount equal to the amount of that Eurodollar Loan or Swing Line Loan, as the case may be, and having a maturity comparable to the relevant Interest Period or applicable period for such Eurodollar Loan or Swing Line Loan; provided, however, that each Bank may fund each of its Eurodollar Loans and the Swing Line Bank may fund its Swing Line Loans in any manner it sees fit, and the foregoing assumptions shall be utilized only for the calculation of amounts payable under this Section.”

(g) Section 3.18 is hereby amended and restated to read in full as follows:

“3.18 Labor Matters. The Borrower has not, within the last five years, suffered any strikes, walkouts, work stoppages or other labor difficulty involving a material number of employees which in any case had a Material Adverse Effect, and to the best of the Borrower’s knowledge, there are no such events which could reasonably be expected to have a Material Adverse Effect now threatened.”

(h) To give effect to the joinder of Huntington as a party to the Credit Agreement as provided in Section 3 and the reallocation of the Total Commitment, Schedule I to the Credit Agreement is hereby amended and replaced with Schedule I attached hereto, and the Commitment of each Bank shall be as set forth on such Schedule I.

3. Joinder of Huntington. Effective on the Effective Date, Huntington hereby joins in and becomes a party to the Credit Agreement with a Commitment of $10,000,000, agrees to be bound by the provisions of the Credit Agreement and shall have the rights and obligations of a Bank thereunder and under any other document issued in connection therewith. Huntington hereby makes and agrees to be bound by all of the representations, warranties and agreements set forth in subsection 9.6(c) of the Agreement as if it were an assignee of its Commitment under the provisions of Section 9.6.

4. Replacement and Additional Notes. Concurrently with the execution and delivery of this Agreement, Borrower shall execute and deliver to Huntington a Revolving Credit Note in the face amount of $10,000,000 and to each of the other Banks a replacement Revolving Credit Note in the amount of its Commitment as set forth on Schedule I attached hereto, in each case in the form of Exhibit B-1 to the Credit Agreement. Each such replacement Revolving Credit Note shall evidence any outstanding Revolving Credit Loans of such Bank and upon receipt thereof the existing Revolving Credit Note of each such Bank shall be cancelled and returned to Borrower.

5. Adjusting Payments. Prior to the Effective Date Agent shall notify each Bank as to the adjusting payments which will be required to be made to the outstanding Revolving Credit Loans of each Bank in order to give effect to the changes in the Commitments of certain Banks pursuant to the provisions of Sections 2(g) and 3 above so that after such adjusting payments are made each Bank’s outstanding Revolving Credit Loans evidenced by such Bank’s Revolving Credit Note shall be in an amount equal to its Commitment Percentage of all outstanding Revolving Credit Loans. On the Effective Date each Bank agrees to pay to the other Banks the amounts, if any, specified by Agent in such notice.

6. Loan Documents. Except where the context clearly requires otherwise, all references to the Credit Agreement in any of the Loan Documents or any other document delivered to Banks or Agent in connection therewith shall be to the Credit Agreement as amended by this Agreement.

7. Borrower’s Ratification. Borrower agrees that it has no defenses or set-offs against Banks or Agent or their respective officers, directors, employees, agents or attorneys, with respect to the Loan Documents, all of which are in full force and effect, and that all of the terms and conditions of the Loan Documents not inconsistent herewith shall remain in full force and effect unless and until modified or amended in writing in accordance with their terms. Borrower hereby ratifies and confirms its obligations under the Loan Documents as amended hereby and agrees that the execution and delivery of this Agreement does not in any way diminish or invalidate any of its obligations thereunder.

8. Representations and Warranties. Borrower hereby represents and warrants to Agent and Banks that:

(a) The representations and warranties made in the Credit Agreement, as amended by this Agreement, are true and correct in all material respects as of the date hereof;

(b) No Default or Event of Default under the Credit Agreement exists on the date hereof; and

(c) This Agreement and the replacement and additional Revolving Credit Notes have been duly authorized, executed and delivered so as to constitute the legal, valid and binding obligations of Borrower, enforceable in accordance with their respective terms.

All of the above representations and warranties shall survive the making of this Agreement.

9. Conditions Precedent. The effectiveness of the amendments set forth herein is subject to the fulfillment, to the satisfaction of Agent and its counsel, of the following conditions precedent on or before the Effective Date:

(a) Borrower shall have delivered to Agent, with copies or counterparts for each Bank as appropriate, the following, all of which shall be in form and substance satisfactory to Agent and shall be duly completed and executed:

(i)	This Agreement;

(ii)	The additional Revolving Credit Note to Huntington and the replacement Revolving Credit Notes to the other Banks;

(iii)	Copies, certified by the Secretary or an Assistant Secretary of Borrower of resolutions of the board of directors of Borrower in effect on the date hereof authorizing the execution, delivery and performance of this Agreement and the replacement and additional Revolving Credit Notes and the other documents and transactions contemplated hereby;

(iv)	Copies, certified by its corporate secretary of the articles of incorporation, certificate of formation, and by-laws of Borrower as in effect, or a certificate stating that there have been no changes to any such documents since the most recent date, true and correct copies thereof were delivered to Agent; and

(v)	Such additional documents, certificates and information as Agent or Banks may require pursuant to the terms hereof or otherwise reasonably request.

(b) After giving effect to this Amendment, the representations and warranties set forth in the Credit Agreement shall be true and correct in all material respects on and as of the date hereof.

(c) No Default or Event of Default shall have occurred and be continuing as of the date hereof.

(d) Borrower shall have paid to Agent for the benefit of Banks an additional fee of $100,000 to be distributed to Banks pro rata in accordance with their Commitments (after giving effect to the adjustment in the Commitments provided herein).

10. Miscellaneous.

(a) All terms, conditions, provisions and covenants in the Loan Documents and all other documents delivered to Agent and Banks in connection therewith shall remain unaltered and in full force and effect except as modified or amended hereby. To the extent that any term or provision of this Agreement is or may be deemed expressly inconsistent with any term or provision in any Loan Document or any other document executed in connection therewith, the terms and provisions hereof shall control.

(b) The execution, delivery and effectiveness of this Agreement shall neither operate as a waiver of any right, power or remedy of Agent or Banks under any of the Loan Documents nor constitute a waiver of any Default or Event of Default or default thereunder.

(c) In consideration of Agent’s and Banks’ agreement to amend the existing credit facility, Borrower hereby waives and releases Agent and Banks and their respective officers, attorneys, agents and employees from any liability, suit, damage, claim, loss or expense of any kind or failure whatsoever and howsoever arising that it ever had up until, or has as of, the date of this Agreement.

(d) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements.

(e) In the event any provisions of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

(f) This Agreement shall be governed by and construed according to the laws of the Commonwealth of Pennsylvania.

(g) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns and may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(h) The headings used in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, Borrower, Agent and Banks have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

AQUA PENNSYLVANIA, INC.

By:	David Smeltzer
Title: Chief Financial Officer

PNC BANK, NATIONAL ASSOCIATION, as a Bank and as Agent

By:	Meredith Jermann
Title: Vice President

TD BANK, N.A.

By:	John Callaghan
Title: Vice President

CITIZENS BANK OF PENNSYLVANIA

By:	Leslie Broderick
Title: Senior Vice President

THE HUNTINGTON NATIONAL BANK

By:	W. Christopher Kohler
Title: Senior Vice President

Schedule I

Bank and Commitment Information

	September 30,	September 30,
Bank	Commitment	Swing Line Commitment

PNC Bank, National Association 1600 Market Street Philadelphia, PA 19103 Attention: Meredith Jermann	$50,000,000	$10,000,000

TD Bank, N. A. 1701 Route 70 East Cherry Hill, NJ 08034 Attention: Jack Callaghan	$20,000,000	N/A

Citizens Bank of Pennsylvania 610 W. Germantown Avenue Plymouth Meeting, PA 19462 Attention: Leslie Broderick	$20,000,000	N/A

The Huntington National Bank 310 Grant Street, 4th Floor Pittsburgh, PA 15219 Attention: Chris Kohler	$10,000,000	N/A